

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Pat Sek Yuen Chan
Chief Executive Officer
Borqs Technologies, Inc.
Suite 309, 3/F, Dongfeng KASO, Dongfengbeiqiao
Chaoyang District, Beijing 100016, China

Re: Borqs Technologies, Inc.
Registration Statement on Form F-1
Filed April 27, 2021
File No. 333-255542

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Darrin M. Ocasio, Esq.